SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: May 31, 2011

Press Release

Eltek Reports Net Profit of $788,000 in First
Quarter of 2011

  ●  Revenues increased 22.9% to $11.8 million
  ●  Operating profit of $877,000
  ●  Net profit of $788,000

PETACH-TIKVA, Israel, May 31, 2011 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the first quarter of 2011.

Revenues for the first quarter of 2011 were $11.8 million, a 22.9% increase over revenues of $9.6 million recorded in the first quarter of 2010.

Gross Profit for the first quarter of 2011 was $2.5 million (21% of revenues), an increase of 139% compared to the gross profit of $1.0 million (10.8% of revenues) in the first quarter of 2010.

Operating Profit for the first quarter of 2011 was $877,000 compared with an operating loss of $559,000 in the first quarter of 2010.

Net Profit for the first quarter of 2011 was $788,000, or $0.12 per fully diluted share, compared with a net loss of $682,000 or ($0.10) per fully diluted share in the first quarter of 2010.

EBITDA:

In the first quarter of 2011, Eltek had EBITDA of $1.4 million compared with an EBITDA of $16,000 in the first quarter of 2010.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

As of December 31, 2010, the Company was not in compliance with certain of its financial covenants in respect of its credit facilities and long-term debt with its banks. However, in May 2011, one of the banks modified the covenant terms, reducing the requirements to a new compliance level effective from the December 31, 2010, while another bank granted the Company a waiver, stating that the bank would not take any measures against it arising from the breach of the covenants before the release of its financial statements for the year ending December 31, 2011, at which time the Company must return to compliance. The Company has initiated discussions with this bank in order to modify the financial covenants and to agree on terms which the Company believes it will be able to meet. As a result of the uncertainty regarding the successful completion of these discussions and of returning to compliance at December 31, 2011, the accounting standards require the Company to re-classify its debt from long term to short term debt at March 31, 2011. The amount of long term debt re-classified to short-term debt at March 31, 2011 was $1.3 million.

Failure to reach an agreement on new covenant terms or in obtaining additional financing, if required, may have a material adverse effect on the Company’s business, results of operations and financial position.

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "I am pleased to report strong first quarter results with a net profit of $788,000. In the first quarter, Eltek benefited from an increase in revenues both from the local market and export sales, mainly as a result of the improvement in the PCB industry, and the ripening of the Company's marketing efforts in the United States and Europe. The Company's manufacturing efficiency improvements program implemented during 2010 led to improved results in the first quarter. The improvements in the production line allowed us to increase sales with a much lower increase in our operating expenses, thus increasing our profitability.”

Amnon Shemer, Chief Financial Officer of Eltek added: “Our record net income in the first quarter of 2011 was achieved primarily as a result of the $2.2 million increase in revenues to record $11.8 million, and improved manufacturing efficiencies, the basis of which was implemented in 2010, which resulted in reduced raw material and labor costs as a percentage of sales. These factors led to an increasing in our gross margin to 21% of revenues, compared to 10.8% of revenues in 2010 (an increase of $1.4 million).”

Mr. Shemer added “In the first quarter of 2011, we recorded financial expenses of $56,000, compared to financial expenses of $169,000 in the first quarter of 2010, mainly as a result of the strengthening of the Euro against the NIS, increasing the value of our Euro denominated receivables from customers.”

During 2011 we intend to reach an agreement with our bank on new financial covenant terms, which will enable us to classify our long term debt properly under long term and improve our working capital position.”  Mr. Shemer concluded.

About the Company
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2011	2010	2010
	Unaudited		Audited

Revenues	11,839	9,633	37,514
Costs of revenues	(9,357)	(8,594)	(32,690)

Gross profit	2,482	1,039	4,824

Selling, general and administrative expenses	(1,605)	(1,598)	(6,033)

Operating profit (loss)	877	(559)	(1,209)

Financial expenses, net	(56)	(169)	(609)

Profit (loss) before other income, net	821	(728)	(1,818)

Other income, net	0	(2)	2

Profit (loss) before income tax expenses	821	(730)	(1,816)

Income tax (expenses), net	(20)	(6)	(19)

Net Profit (loss)	801	(736)	(1,835)

Net profit (loss) attributable to non controlling shareholders	(13)	54	113

Net Profit (loss) attributable to shareholders	788	(682)	(1,722)

Earning per share

Basic net loss per ordinary share	0.12	(0.10)	(0.26)

Diluted net loss per ordinary share	0.12	(0.10)	(0.26)

Weighted average number of ordinary shares
used to compute basic net loss per
ordinary share (in thousands)	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	6,610	6,610	6,610

Eltek ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,		December 31,
	2011	2010	2010
	Unaudited		Audited
Assets

Current assets
Cash and cash equivalents	1,742	754	1,513
Receivables: Trade, net of provision for doubtful accounts	8,195	8,183	7,490
Other	62	595	172
Inventories	5,246	3,732	4,282
Prepaid expenses	217	394	143

Total current assets	15,462	13,658	13,600

Assets held for employees' severance benefits	1,577	1,489	1,545

Fixed assets, less accumulated depreciation	8,013	8,882	8,162

Goodwill	565	534	530

Total assets	25,617	24,563	23,837

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	7,824	5,926	8,045
Accounts payable: Trade	6,812	5,490	6,087
Related parties	1,062	599	742
Other	3,993	4,247	3,973

Total current liabilities	19,691	16,262	18,847

Long-term liabilities
Long term debt, excluding current maturities	-	2,493	70
Employee severance benefits	1,741	1,470	1,596

Total long-term liabilities	1,741	3,965	1,666

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of September 30, 2010, 6,610,107 as of September 30, 2008 and 6,610,107 as of December 31, 2009	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative foreign currency translation adjustments	3,124	2,582	2,986
Capital reserve	695	695	695
Accumulated deficit	(15,546)	(14,888)	(16,244)
Shareholders' equity	3,985	4,101	3,149
Non controlling interest	200	235	175
Total equity	4,185	4,336	3,324
Total liabilities and shareholders' equity	25,617	24,563	23,837

ELTEK LTD.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended December 31, 2010
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Year ended
	March 31,		December 31,
	2011	2010	2010

GAAP net Gain (loss)	788	(682)	(1,722)
Add back items:

Financial expenses, net	56	169	609
Income tax (benefit) expense	20	6	19
Depreciation	513	523	2,054
Adjusted EBITDA	1,377	16	960